United States securities and exchange commission logo





                             January 28, 2022

       Sharon L. Hollis
       President, CEO and Director
       InnovaQor, Inc.
       400 S. Australian Avenue, Suite 800
       West Palm Beach, Florida

                                                        Re: InnovaQor, Inc.
                                                            Registration
Statement on Form 10-12G
                                                            Filed December 22,
2021
                                                            File No. 000-33191

       Dear Ms. Hollis:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

            After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

       Registration Statement on Form 10-12G

       Description of Business
       Overview, page 1

   1. We note your disclosure that HTS subsidiaries provided product and services to approximately 27
customers in the US which generated approximately $217,000 in revenue during the six
months ended June 30, 2021. Please revise your discussion of revenue throughout the
filing to clarify that prior to the acquisition of Rennova on June
                                                        25, 2021, the company
did not generate any revenues. Also, to provide appropriate
                                                        context, disclose the
total number of customers as of September 30, 2021. Refer to Item
                                                        101(h)(4)(vi) of
Regulation S-K.
 Sharon L. Hollis
FirstName
InnovaQor,LastNameSharon  L. Hollis
           Inc.
Comapany
January 28,NameInnovaQor,
           2022           Inc.
January
Page 2 28, 2022 Page 2
FirstName LastName
Emerging Growth Company Status of InnovaQor, page 10

2. Please expand your disclosure regarding your status as an emerging growth company to describe how and when a company may lose emerging growth company status.
Risk Factors
Voting power is highly concentrated in holders of our Series A Preferred Stock, page 22

3. Please expand this risk factor to disclose that Epizon Limited will be able to exercise control over all matters submitted for stockholder approval. In addition, please file the agreement with Epizon Limited as an exhibit. Refer to Item 601(b)(10) of Regulation S-K.
Financial Information, page 26

4. Please revise to include a discussion and analysis of financial condition and results of operations of the company. See Item 303 of Regulation S-K. Security Ownership of Certain Beneficial Owners and Management, page 27

5. Please disclose the natural person or persons who directly or indirectly exercise sole or shared voting or investment control over the shares held by Ithaca Scientific Ventures.
         Refer to Item 403 of Regulation S-K.
Executive Compensation, page 30

6. Please disclose the executive compensation of the chief executive officer and the company's two most highly compensated executive officers other than the chief executive officer who were serving as executive officers at the end of June 30, 2021. We note that
         Gerald Dab resigned as Chief Executive Officer on July 6, 2021. See
Item 402(m) of
         Regulation S-K.
Market Price of, and Dividends on, the Registrant's Common Equity and Related Stockholder
Matters, page 31

7. Please state the range of high and low bid information for each full quarterly period within the two most recent fiscal years. See Item 201 of Regulation S-K.
Note 1 - Description of Business, page F-6

8. Please clarify which of your subsidiaries currently actively conducts business operations and which subsidiaries, if any, are currently inactive.
9. In connection with the description of your business, please disclose that VisualMED
         Clinical Solutions was previously a reporting company and why its reporting obligation under the Exchange Act was suspended.
 Sharon L. Hollis
FirstName
InnovaQor,LastNameSharon  L. Hollis
           Inc.
Comapany
January 28,NameInnovaQor,
           2022           Inc.
January
Page 3 28, 2022 Page 3
FirstName LastName
10.      Further make clear as follows:
             how you gave financial statement effect to Gerald Dab's transfer of his Series A
             Supermajority Preferred Stock to Epizon on your behalf. Refer to ASC 718-10-50-
             1 and SAB Topic 5T.
             the conditions of the Epizon agreement and how such conditions were satisfied.
Goodwill and Other Intangible Assets, page F-11

11. We note that your Series A Convertible Preferred shares control 51% of all InnovaQor voting rights and thereby control InnovaQor, while your Series B Convertible Preferred shares carry no voting rights. We also note that Mr. Dab, the former CEO of the
         InnovaQor, entered into an agreement whereby he committed to transfer and ultimately did transfer all Series A Preferred Stock to Epizon Limited, of which Seamus Lagan, the
         Chief Executive Officer of Rennova Health, Inc., is managing director. Addressing your holdings (through Epizon) of the Series A Convertible Preferred shares which control
         51% of all InnovaQor voting rights and Series B Convertible Redeemable Preferred shares, which are convertible into a variable number of your common shares, please describe for us the consideration exchanged between Rennova Health and the registrant
         for ownership of Health Technology Solutions, Inc. (   HTS   ) and
Advanced Molecular
         Services, Inc. (   AMSG   ). Tell us how you determined the fair
values of that consideration
         exchanged. Refer to the Acquisition Agreement in Exhibit 2.1.
Note 3 - Acquisition, page F-12

12.      Tell us how you identified the accounting acquirer in the June 25,
2021 merger
         transaction. Refer to ASC 805-20-55-12 through 14. Further explain why you accounted for this acquisition as a business combination in light of the inactive nature of Visual
         Clinical Solutions Corp. (now InnovaQor, Inc.) prior to the transaction.
13. Considering Mr. Lagan's 51% voting interest in your company (through ownership of
         Series A preferred stock by Epizon, which he controls) and his beneficial interest in HTS and AMG prior to the business combination transaction, tell us whether the combination of HTS, AMG and InnovaQor may be deemed a combination of companies held under common control. In your response, please compare Mr. Lagan's percentage voting interest (combined with his family and affiliates) in each entity before and after the combination transaction. Refer to ASC 805-50-25.
14. Tell us your consideration of whether or not you need to include predecessor historical financial statements of Health Technology Solutions, Inc. and Advanced Molecular
         Services, Inc. in this Form 10. See Rule 405 of Regulation C for definition of predecessor and the Form 10 instructions on Item 13.
 Sharon L. Hollis
FirstName
InnovaQor,LastNameSharon  L. Hollis
           Inc.
Comapany
January 28,NameInnovaQor,
           2022           Inc.
January
Page 4 28, 2022 Page 4
FirstName LastName
Note 6 - Intangible Assets, page F-13

15. We note your disclosure that the fair market values of the intangible assets acquired from
         Rennova Health were determined by a "third party Business Valuation expert... using standard business valuation methods." Management bears the ultimate responsibility for determining the appropriateness of an entity's accounting policies, methodologies, and estimations supporting an entity's financial reporting. In this regard please:
             Identify for us your business valuation expert; and State whether that expert also provided a valuation of your Series
B preferred stock.
             If so, disclose the methodology and underlying assumptions. Financial Statements
Note 9 - Stockholders' Equity, page F-14

16. We note that Preferred Stock Series B and Series C convert into a variable number of shares and the monetary value of the obligation is based solely on a fixed monetary amount (stated value) known at inception. Accordingly, they should be classified as a liability under the guidance in ASC 480-10-25-14a. Please advise or revise.
Note 12 - Commitments and Contingencies
Legal Matters, page F-17

17. We note your belief that you will have no risk of being obligated to pay settlement amounts to the Receiver for TCA Global Credit Master Fund, L.P. subject to Rennova abiding by the terms of the settlement agreement. In light of substantial doubt on
         Rennova's ability to continue as a going concern per its public filings, please tell us how you considered ASC 450-20-50-6 with respect to disclosure of your contingent obligation under the agreement.
Note 2 - Summary of Significant Accounting Policies
Revenue Recognition, page F-27

18. It appears as though you have started to recognize revenues from diverse product lines: software, information technologies, IT managed services and data analytics and laboratory information software, electronic health record software, and laboratory information management systems. Such revenue appears to be earned by your subsidiaries: Health Technology Solutions, Medical Mime, Inc. and
ClinLabs.
         Please expand your revenue recognition disclosures pursuant to ASC 606-10-50.
 Sharon L. Hollis
FirstName
InnovaQor,LastNameSharon  L. Hollis
           Inc.
Comapany
January 28,NameInnovaQor,
           2022           Inc.
January
Page 5 28, 2022 Page 5
FirstName LastName
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Joseph Kempf, Senior Staff Accountant, at (202) 551-3352 or Kathryn
Jacobson, Senior Staff Accountant, at (202) 551-3365 if you have questions regarding comments on the financial statements and related matters. Please contact Alexandra Barone, Staff
Attorney, at (202) 551-8816 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Technology
cc:      J. Thomas Cookson